12014833

KW 4/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-42529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrook Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 850
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Luzzatto (310) 899-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin, & Van Trigt LLP
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Blvd, 11th Floor	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/3

OATH OR AFFIRMATION

I, JON P. SCHOTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAYBROOK CAPITAL CORP., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

____
Signature of Document Signer No. 1

____
Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this

27TH day of FEBRUARY, 2012, by
Date / Month / Year

(1) JON P. SCHOTZ,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) n/a,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Rachel Marie Wright
Signature of Notary Public

RACHEL MARIE WRIGHT
Commission # 1820421
Notary Public - California
Los Angeles County
My Comm. Expires Oct 28, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audit Report

Document Date: 01/01/2011 - 12/31/2011 Number of Pages: 2

Signer(s) Other Than Named Above: n/a

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2011 AND 2010

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2011 AND 2010

SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
DECEMBER 31, 2011 AND 2010

TABLE OF CONTENTS

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.

HCVT CERTIFIED PUBLIC ACCOUNTANTS HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Saybrook Capital Corp.:

We have audited the accompanying statements of financial condition of Saybrook Capital Corp. (the Company), a Delaware corporation, as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 23, 2012

11444 W. Olympic Boulevard, 11th Floor, Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
Current assets:		
Cash and cash equivalents	$ 165,806	$ 282,868
Accounts receivable	2,500	15,000
Total current assets	168,306	297,868
Property, at cost:		
Furniture and equipment	28,161	28,161
Leasehold improvements	7,451	7,451
Total property, at cost	35,612	35,612
Less: accumulated depreciation and amortization	(35,612)	(35,612)
Property, net	-	-
Other assets:		
Notes receivable, net (Note 3)	-	-
Due from affiliates, net	2,079	3,905
Total other assets	2,079	3,905
Total assets	$ 170,385	$ 301,773

LIABILITIES AND SHAREHOLDERS' EQUITY

	2011	2010
Current liabilities:		
Accounts payable and accrued expenses	$ 31	$ 15,000
Total current liabilities	31	15,000
Commitments and contingencies (See Notes)		
Shareholders' equity	170,354	286,773
Total liabilities and shareholders' equity	$ 170,385	$ 301,773

See accompanying notes to financial statements.

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues:		
Private placement fee revenues	$ -	$ 90,000
Interest income	182	8,849
Other revenues (Note 3)	-	96,899
Total revenues	182	195,748
Operating expenses:		
Private placement fee expenses	-	90,000
FINRA fees, dues and subscriptions	3,559	9,883
Insurance	1,108	-
Professional fees - accounting	13,969	14,565
Professional fees - legal	58	344
Office expenses	302	823
Telephone	4	49
Total operating expenses	19,000	115,664
Operating income (loss)	(18,818)	80,084
Other income	100	4,770
Income (loss) before California franchise tax	(18,718)	84,854
California franchise tax	800	800
Net income (loss)	$ (19,518)	$ 84,054

See accompanying notes to financial statements.

SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	Total Shareholders'
	Shares	Amount	Capital	Deficit)	Equity
Balance, December 31, 2009	9,999	$ 10	$ 288,990	$ (86,281)	$ 202,719
Net income	-	-	-	84,054	84,054
Balance, December 31, 2010	9,999	10	288,990	(2,227)	286,773
Distributions	-	-	-	(96,901)	(96,901)
Net loss	-	-	-	(19,518)	(19,518)
Balance, December 31, 2011	9,999	$ 10	$ 288,990	$ (118,646)	$ 170,354

See accompanying notes to financial statements.

SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (19,518)	$ 84,054
Adjustments to reconcile net income (loss)		
to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Accounts receivable	12,500	(15,000)
Accounts payable and accrued expenses	(14,969)	15,000
Due to/from affiliates, net	1,826	(4,295)
Net cash provided by (used in) operating activities	(20,161)	79,759
Cash flows from investing activities:		
Proceeds from note receivable	-	5,051
Cash provided by investing activities	-	5,051
Cash flows from financing activities:		
Distributions to shareholders	(96,901)	-
Cash used in financing activities	(96,901)	-
Net change in cash and cash equivalents	(117,062)	84,810
Cash and cash equivalents, beginning of year	282,868	198,058
Cash and cash equivalents, end of year	$ 165,806	$ 282,868
Supplemental disclosures of cash flow information:		
Cash paid during the year for California franchise tax	$ 800	$ 800
Cash paid during the year for interest	$ -	$ -

See accompanying notes to financial statements.

SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company engages in municipal securities underwriting and trading as well as the sale of direct private placements through limited partnerships.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

Authorized Shares

The Company's Certificate of Incorporation authorized the issuance of 10,000 shares of common stock having a par value of $0.001 per share. As of December 31, 2011 and 2010 9,999 shares of common stock were issued and outstanding.

Revenue Recognition

Revenue from management and monthly engagement fees are recognized when services are performed and earned as determined contractually. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Property

Property is stated at cost. Depreciation and amortization expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years, or, for leasehold improvements, the term of the lease, if shorter. Property was fully depreciated as of April 2003.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for state income taxes of 1.5 percent of taxable income. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities. The Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT AND BUSINESS RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, are not known (Note 6).

During the year ended December 31, 2010, a single client accounted for 100 percent of total investment advisory fee revenues and accounts receivable. The Company generated no investment advisory fee revenue for the year ended December 31, 2011.

NOTE 3. NOTES RECEIVABLE

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15 percent payable semi-annually on March 1 and September 1 from Santa Monica Amusements, LLC (SMA). The principal balance was due June 30, 2004. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable.

NOTE 3. NOTES RECEIVABLE (Continued)

In 2010, the Company received $13,565 of which $5,051 was recorded as a reduction in the notes receivable, thereby reducing the balance to $0, and $8,514 was recorded as interest income in the accompanying statement of operations for the year ended December 31, 2010.

In December 2010, the assets of SMA were sold and the Company received a settlement on the notes receivable in the amount of $96,899 which has been recorded as other revenues in the accompanying statement of operations for the year ended December 31, 2010. See Note 7 for subsequent event related to the notes receivable.

NOTE 4. OFFICE LEASE

The Company leases office space under an operating lease which expires on February 28, 2013. The Company's affiliates also utilize the leased office space. The lease requires monthly rental payments, beginning March 1, 2008 of $45,579, which increase annually by 4 percent. The Company is a signatory to this lease; however, an affiliate of the Company makes the lease payments and incurs the rent expense. For the years ended December 31, 2011 and 2010, all required lease payments have been made by the affiliate. No rent expense was recorded by the Company for the years ended December 31, 2011 and 2010.

Future annual noncancelable rental commitments, which are anticipated to be paid by the affiliate, are as follows:

For the years ending December 31,		
2012	$	635,746
2013		106,641
Total minimum lease payments	$	742,387

NOTE 5. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3 percent of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2011, the Company had net capital of $165,775, which exceeded the minimum requirement of $100,000 by $65,775 and had an aggregated indebtedness to net capital ratio of 0.00 to 1. The Company may have future capital withdrawals, but management intends to limit these distributions so they will not cause the Company to be in violation of its net capital requirements.

NOTE 6. RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services for the years ended December 31, 2011 and 2010.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred from December 31, 2011 through February 23, 2012, which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements, except as noted below.

Notes Receivable Settlement Received

In February 2012, the Company received an additional settlement payment in the amount of $11,628 related to their notes receivable from SMA which was reduced to $0 in 2010 (Note 3). The Company anticipates a final settlement payment for an undetermined amount will be received in 2012 related to these notes receivable.

SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference Increase (Decrease)
Total Shareholders' Equity	$ 170,354	$ 170,354	$ -
Deductions and/or Charges			
Non-allowable assets included in the following statement of financial condition captions:			
Accounts receivable	(2,500)	(2,500)	-
Due from affiliates, net	(2,079)	(2,079)	-
Total Non-Allowable Assets	(4,579)	(4,579)	-
Net Capital	$ 165,775	$ 165,775	$ -
Total Aggregated Indebtedness (A.I.)	$ 31	$ 31	$ -
Minimum Net Capital - 6 2/3% of A.I.	$ 2	$ 2	
Minimum Net Capital Required	$ 100,000	$ 100,000	
Excess Net Capital	$ 65,775	$ 65,775	
Excess Net Capital at 1000%	$ 165,772	$ 165,772	
Ratio of Aggregated Indebtedness to Net Capital	0.00 to 1	0.00 to 1	

See accompanying notes to financial statements and Report of Independent Registered Public Accounting Firm.

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3(k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

The provisions of this rule shall not be applicable to the Company, pursuant to Rule15c3-3(k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Board of Directors of
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2011, we considered its internal control over financial reporting, including control activities for safeguarding securities (collectively, internal controls), as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
(Continued)

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal controls was for the limited purposes described in the first paragraph and would not necessarily identify all deficiencies in internal controls that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal controls that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material weakness for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 23, 2012